UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE QUEST DIAGNOSTICS PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
500 PLAZA DRIVE
SECAUCUS, NJ 07094

The Quest Diagnostics Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2022	9

Signature	14

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
The Quest Diagnostics Profit Sharing Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Quest Diagnostics Profit Sharing Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The Schedule H, Line 4(i), Schedule of Assets (Held at End of Year) as of December 31, 2022 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2008.

Boston, Massachusetts
June 22, 2023

The Quest Diagnostics Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021
(in thousands)

	2022	2021
Assets
Cash	$576	$1,282
Investments, at fair value	4,531,525	5,661,864
Receivables
Employer contributions receivable	82	1,864
Notes receivable from participants	75,733	81,523
Investment related receivables	503	3,034
Total assets	4,608,419	5,749,567

Liabilities
Investment related payables	791	582
Other liabilities	—	24
Total liabilities	791	606

Net assets available for benefits	$4,607,628	$5,748,961

The accompanying notes are an integral part of these financial statements.

The Quest Diagnostics Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2022
(in thousands)

Investment income (loss)
Net depreciation in fair value of investments	$(1,225,367)
Dividends and interest	250,456
Total investment loss	(974,911)

Interest income on notes receivable from participants	3,818

Contributions
Employer	100,604
Participants	205,200
Total contributions	305,804

Total reductions	(665,289)

Benefits paid to participants	475,995
Administrative expenses	791
Total deductions	476,786

Net decrease	(1,142,075)

Net transfer from other plans	742

Net assets available for benefits:
Beginning of year	5,748,961

End of year	$4,607,628

The accompanying notes are an integral part of these financial statements.

The Quest Diagnostics Profit Sharing Plan
December 31, 2022 and 2021
Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

    Background - The Quest Diagnostics Profit Sharing Plan (the “Plan”) is a defined contribution plan. The Plan was established by Quest Diagnostics Incorporated ("Quest Diagnostics" or the "Company"), which is the parent entity of a controlled group of corporations and other entities (the "Quest Control Group"). Effective August 15, 2021, sponsorship of the Plan was transferred from the Company to Quest Diagnostics Clinical Laboratories, Inc. (the "Plan Sponsor"), a wholly owned subsidiary of the Company. The Plan provides retirement benefits to eligible employees of the Quest Control Group. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    Eligibility and Participant Contributions - Eligible employees can participate in the Plan as soon as administratively feasible upon becoming an employee of a member of the Quest Control Group. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code (the "Code"), are permissible for eligible participants. Participants may modify their contribution percentage at any time.

    Employer Matching Contributions - Members of the Quest Control Group match 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Quest Control Group. Employer matching contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted.

    Participant Accounts - A separate individual account is established for each Plan participant. Each participant's account is credited with the participant's contributions and the employer matching contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

    Vesting - Participants immediately vest in their voluntary contributions and employer matching contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

    Investment Options - Participants may elect to have their voluntary contributions and employer matching contributions invested in any or all of the available investment options, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and employer matching contributions invested in shares of the Company's common stock through the Quest Diagnostics stock fund. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.

    Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics stock fund. In addition, participants can transfer monies into the Quest Diagnostics stock fund only to the extent the percentage of holdings in the Quest Diagnostics stock fund after the transfer remains below 25% of the participant's entire account balance.

    Participants may elect to receive their dividends on investments in the Quest Diagnostics stock fund as a taxable cash payment or to have those dividends automatically reinvested.

    Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

    Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

The Quest Diagnostics Profit Sharing Plan
December 31, 2022 and 2021
Notes to Financial Statements (dollars in thousands) - continued

    Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture activity and account balance was not material as of December 31, 2022 and 2021.

    Parties-in-Interest - Certain investments of the Plan, as of December 31, 2022 and 2021, are shares of mutual funds and collective funds managed by FMRC. These transactions qualify as party-in-interest transactions.

    The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics stock transactions qualify as party-in-interest transactions. As of December 31, 2022 and 2021, the total fair value of the Plan's investment in Quest Diagnostics stock was $363,871 and $419,743, respectively. During 2022, total purchases and sales of Quest Diagnostics stock by the Plan were $4,198 and $18,058, respectively.

    In addition, the Plan receives revenue sharing credits, as described below, which is considered a party-in-interest transaction.

    Revenue Sharing Credits - A portion of the Plan's operating expenses and management fees are paid by the Plan using revenue sharing credits which are included in net depreciation in fair value of investments.  Any amount of revenue sharing credits in excess of the fees is allocated to participant accounts.  Revenue sharing credits earned for the year ended December 31, 2022 were $6,755. During the year ended December 31, 2022, $1,570 of revenue sharing credits were used for permissible management and recordkeeping fees, and $4,552 of revenue sharing credits were allocated to participant accounts. As of December 31, 2022 and 2021, the revenue sharing credit balance was $3,196 and $2,523, respectively. Effective January 2023, revenue sharing credits were no longer used to pay any portion of the operating expenses or management fees.

    Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan and as set forth below, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Rates range from 3.75% to 10.25%; maturities vary by participant. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to Fidelity Management Trust Company ("FMTC"). Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

    In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2022 and 2021, the carrying value of the Plan's notes receivable from participants was $75,733 and $81,523, respectively.

    Plan Administration - The plan administrator is the Benefits Administration Committee (the "Plan Administrator"), which is appointed by the Plan Sponsor's Board of Directors. The Plan's trustee and recordkeeper for the Plan investments are FMTC and Fidelity Investments Institutional Operations Company LLC, respectively.

    Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 22, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Sponsor believes that the Plan, which has been amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

    Accounting principles generally accepted in the United States (“US GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021 there are no uncertain positions taken or expected to be

The Quest Diagnostics Profit Sharing Plan
December 31, 2022 and 2021
Notes to Financial Statements (dollars in thousands) - continued

taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

    Administrative Expenses - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Quest Control Group. Loan origination and certain distribution fees are charged against participant accounts.

    Investment Management Fees - Investment management fees and operating expenses charged to the Plan for investments in the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

    Plan Termination - The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if employer matching contributions are completely discontinued.

    Net Transfer from Other Plans - Following the acquisition of Pack Health, LLC by the Company, the Pack Health 401k plan was merged into the Plan on November 1, 2022.

2.    Summary of Significant Accounting Policies

    Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

    Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and employer matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

    Benefits paid to participants - Benefits payments to participants are recorded when paid.

    Valuation of Investments - Investments are stated at fair value at year end. Refer to Note 3 for additional information related to the valuation of Plan investments.

    Security Transactions and Income - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from investments is recorded as earned on an accrual basis.

    Net depreciation in fair value of investments represents the Plan's net realized and unrealized gains (losses) on investments held by the Plan.

    Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

3.    Fair Value Measurements

    Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

The Quest Diagnostics Profit Sharing Plan
December 31, 2022 and 2021
Notes to Financial Statements (dollars in thousands) - continued

    Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

    During the year ended December 31, 2022, certain investments in shares of common stock, which were previously classified in Level 3 of the fair value hierarchy, are now classified within Level 1 of the fair value hierarchy as they are now actively traded. Excluding this, there were no transfers between levels.

    The following table provides a summary of the assets in the Plan that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2022	Total	Level 1	Level 2	Level 3
Mutual funds	$3,119,776	$3,119,776	$—	$—
Quest Diagnostics common stock	363,871	363,871	—	—
Other common stock	209,132	209,069	—	63
Preferred stock	219	219	—	—
Subtotal	$3,692,998	$3,692,935	$—	$63

Investments measured at NAV as a practical expedient: (A)	838,527

Total investments, at fair value	$4,531,525

		Basis of Fair Value Measurements
December 31, 2021	Total	Level 1	Level 2	Level 3
Mutual funds	$3,823,016	$3,823,016	$—	$—
Quest Diagnostics common stock	419,743	419,743	—	—
Other common stock	275,531	272,444	—	3,087
Preferred stock	610	610	—	—
Subtotal	$4,518,900	$4,515,813	$—	$3,087

Investments measured at NAV as a practical expedient: (A)	1,142,964

Total investments, at fair value	$5,661,864

(A)    Certain investments, including the Collective Funds, that were measured at fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient were not classified in the fair value hierarchy. There are no unfunded commitments or redemption restrictions related to these investments.

The Quest Diagnostics Profit Sharing Plan
December 31, 2022 and 2021
Notes to Financial Statements (dollars in thousands) - continued

    Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used as of December 31, 2022 and 2021.

    Mutual Funds: Valued at the NAV of shares held by the Plan at year end reported on an active market.

    Quest Diagnostics Common Stock, Other Common Stock and Preferred Stock classified as level 1: Valued at the closing price reported on the active market on which the individual securities are traded.

    Other Common Stock classified as level 3: Valued using a valuation technique based on available information, which may consider market-based valuation multiples; a discount or premium from market value of a similar, freely traded equity security of the same issuer; or some combination.  These fair value measurements are classified within Level 3 of the fair value hierarchy as the fair value is based on significant inputs that are not observable.

    Collective Funds: Valued at NAV per unit as determined by the trustee at year end. The NAV is used as a practical expedient to estimate fair value.

    The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     Commitments and Contingencies

     In 2020, two putative class action lawsuits were filed in the U.S. District Court for New Jersey against the Company and other defendants with respect to the Plan. The complaint alleges, among other things, that the fiduciaries of the Plan breached their duties by failing to disclose the expenses and risks of plan investment options, allowing unreasonable administration expenses to be charged to plan participants, and selecting and retaining high cost and poor performing investments. The Plan itself is not named as a defendant. In October 2020, the court consolidated the two lawsuits under the caption In re: Quest Diagnostics ERISA Litigation and plaintiffs filed a consolidated amended complaint. In May 2021, the court denied the Company's motion to dismiss the complaint. Discovery is proceeding.

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Vanguard Total International Stock Index Fund Institutional Shares	Mutual Fund	***	$30,450
	T Rowe Price Government Reserve Investment Fund	Mutual Fund	***	2,310
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	***	37,785
	Vanguard Total Bond Market Index Fund - Institutional Plus Share Class	Mutual Fund	***	90,772
	MFS Global Equity Fund Class R4	Mutual Fund	***	18,238
*	Fidelity Diversified International Fund Class K6	Mutual Fund	***	76,969
*	Fidelity Freedom K 2005 Fund	Mutual Fund	***	5,727
*	Fidelity Freedom K 2010 Fund	Mutual Fund	***	17,365
*	Fidelity Freedom K 2015 Fund	Mutual Fund	***	45,983
*	Fidelity Freedom K 2020 Fund	Mutual Fund	***	155,671
*	Fidelity Freedom K 2025 Fund	Mutual Fund	***	332,230
*	Fidelity Freedom K 2030 Fund	Mutual Fund	***	390,201
*	Fidelity Freedom K 2035 Fund	Mutual Fund	***	331,027
*	Fidelity Freedom K 2040 Fund	Mutual Fund	***	248,092
*	Fidelity Freedom K 2045 Fund	Mutual Fund	***	190,917
*	Fidelity Freedom K 2050 Fund	Mutual Fund	***	125,184
*	Fidelity Freedom K 2055 Fund	Mutual Fund	***	67,544
*	Fidelity Freedom K 2060 Fund	Mutual Fund	***	32,450
*	Fidelity Freedom K 2065 Fund	Mutual Fund	***	6,336
*	Fidelity Freedom K Income Fund	Mutual Fund	***	14,099
*	Fidelity Puritan Fund Class K	Mutual Fund	***	336,073
*	Fidelity 500 Index Fund - Institutional Premium Class	Mutual Fund	***	465,272
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Mutual Fund	***	99,081
	Total Interest in Mutual Funds			$3,119,776

*	Fidelity Managed Income Portfolio II - Class 3	Collective Fund	***	$229,723
*	Fidelity Contrafund Comingled Pool	Collective Fund	***	255,907
*	Fidelity OTC Comingled Pool	Collective Fund	***	200,174
	GW&K Small/Mid Cap Fund	Collective Fund	***	128,119
	Prudential Core Plus Bond Fund Class 15	Collective Fund	***	22,619
	State Street Short Term Investment Fund	Collective Fund	***	1,985
	Total Interest in Collective Funds			$838,527

*	Quest Diagnostics Incorporated	Common Stock	***	$363,871

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Abbvie Inc	Other Common Stock	***	$1,603
	Accenture Plc Cl A	Other Common Stock	***	574
	Advanced Micro Devices Inc	Other Common Stock	***	619
	Affirm Holdings Inc	Other Common Stock	***	94
	Alphabet Inc Cl A	Other Common Stock	***	7,179
	Alphabet Inc Cl C	Other Common Stock	***	577
	Amazon.Com Inc	Other Common Stock	***	6,295
	Ameren Corp	Other Common Stock	***	1,285
	American International Group	Other Common Stock	***	2,476
	Amphenol Corporation Cl A	Other Common Stock	***	1,657
	Apple Inc	Other Common Stock	***	7,290
	Applied Materials Inc	Other Common Stock	***	282
	Arista Networks Inc	Other Common Stock	***	1,262
	Asml Hldg Nv (Ny Reg Shs) New York Registered Shar	Other Common Stock	***	2,154
	Atlassian Corp Plc Cls A	Other Common Stock	***	728
	Avalonbay Communities Inc Reit	Other Common Stock	***	2,464
	Avantor Inc	Other Common Stock	***	676
	Bank Of America Corporation	Other Common Stock	***	1,945
	Becton Dickinson & Co	Other Common Stock	***	4,008
	Best Buy Co Inc	Other Common Stock	***	1,155
	Bristol-Myers Squibb Co	Other Common Stock	***	872
	Cadence Design Systems Inc	Other Common Stock	***	1,141
	Cf Industries Holdings Inc	Other Common Stock	***	839
	Chipotle Mexican Grill Inc	Other Common Stock	***	765
	Chubb Ltd	Other Common Stock	***	2,850
	Cigna Group (The)	Other Common Stock	***	6,250
	Cisco Systems Inc	Other Common Stock	***	664
	Citigroup Inc	Other Common Stock	***	1,020
	Coca Cola Co	Other Common Stock	***	922
	Comcast Corp Cl A	Other Common Stock	***	799
	Conagra Brands Inc	Other Common Stock	***	2,166
	Conocophillips	Other Common Stock	***	1,859
	Coupang Inc A	Other Common Stock	***	511
	Cummins Inc	Other Common Stock	***	1,823
	Cvs Health Corp	Other Common Stock	***	986
	Daiichi Sankyo Co-Spon Adr	Other Common Stock	***	535
	Disney (Walt) Co	Other Common Stock	***	1,790
	Dollar General Corp	Other Common Stock	***	1,578
	Dominion Energy Inc	Other Common Stock	***	1,220

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Elanco Animal Health Inc	Other Common Stock	***	$697
	Elevance Health Inc	Other Common Stock	***	2,355
	Entergy Corp	Other Common Stock	***	458
	Equinix Inc	Other Common Stock	***	1,063
	Equitable Holdings Inc	Other Common Stock	***	1,509
	Exxon Mobil Corp	Other Common Stock	***	1,892
	Fifth Third Bancorp	Other Common Stock	***	897
	Fiserv Inc	Other Common Stock	***	5,864
	Fortinet Inc	Other Common Stock	***	400
	General Electric Co	Other Common Stock	***	1,975
	Global Payments Inc	Other Common Stock	***	1,152
	Goldman Sachs Group Inc	Other Common Stock	***	716
	Hartford Finl Svcs Group Inc	Other Common Stock	***	1,746
	Hashicorp Inc	Other Common Stock	***	105
	Hologic Inc	Other Common Stock	***	679
	Humana Inc	Other Common Stock	***	1,354
	Huntington Bancshares Inc	Other Common Stock	***	1,412
	Iac Inc	Other Common Stock	***	252
	Illumina Inc	Other Common Stock	***	179
	Ingersoll Rand Inc	Other Common Stock	***	1,335
	Insulet Corp	Other Common Stock	***	776
	International Flavors & Fragra	Other Common Stock	***	1,487
	International Paper Co	Other Common Stock	***	1,864
	Intuit Inc	Other Common Stock	***	3,701
	Intuitive Surgical Inc	Other Common Stock	***	2,418
	Johnson & Johnson	Other Common Stock	***	3,336
	Kimberly Clark Corp	Other Common Stock	***	1,735
	Kohls Corp	Other Common Stock	***	475
	L3Harris Technologies Inc	Other Common Stock	***	1,757
	Las Vegas Sands Corp	Other Common Stock	***	621
	Lilly (Eli) & Co	Other Common Stock	***	1,921
	Live Nation Entertainment Inc	Other Common Stock	***	519
	Lululemon Athletica Inc	Other Common Stock	***	462
	Magna Intl Inc	Other Common Stock	***	502
	Mastercard Inc Cl A	Other Common Stock	***	2,878
	Match Group Inc	Other Common Stock	***	282
	Medtronic Plc	Other Common Stock	***	1,736
	Merck & Co Inc New	Other Common Stock	***	1,518
	Meta Platforms Inc Cl A	Other Common Stock	***	2,139

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Microsoft Corp	Other Common Stock	***	$13,147
	Mongodb Inc Cl A	Other Common Stock	***	499
	Monster Beverage Corp	Other Common Stock	***	1,153
	Netflix Inc	Other Common Stock	***	1,291
	News Corp New Cl A	Other Common Stock	***	1,609
	Nike Inc Cl B	Other Common Stock	***	737
	Nvidia Corp	Other Common Stock	***	1,966
	Old Dominion Freight Lines Inc	Other Common Stock	***	376
	Peloton Interactive Inc Cl A	Other Common Stock	***	368
	Pfizer Inc	Other Common Stock	***	1,222
	Philip Morris Intl Inc	Other Common Stock	***	2,573
	Qualcomm Inc	Other Common Stock	***	2,354
	Rivian Automotive Inc	Other Common Stock	***	1,401
	Ross Stores Inc	Other Common Stock	***	2,429
	Rpm International Inc	Other Common Stock	***	793
	Salesforce Inc	Other Common Stock	***	1,444
	Sempra Energy	Other Common Stock	***	2,222
	Servicenow Inc	Other Common Stock	***	1,587
	Siemens Ag Spon Adr	Other Common Stock	***	1,662
	Southern Co	Other Common Stock	***	3,558
	Southwest Airlines Co	Other Common Stock	***	480
	Spotify Technology Sa	Other Common Stock	***	541
	Stanley Black & Decker Inc	Other Common Stock	***	1,209
	Stericycle Inc	Other Common Stock	***	196
	Stripe Inc Class B Pp	Other Common Stock	***	63
	Stryker Corp	Other Common Stock	***	2,526
	Tc Energy Corp	Other Common Stock	***	1,895
	Te Connectivity Ltd	Other Common Stock	***	338
	Texas Instruments Inc	Other Common Stock	***	742
	The Booking Holdings Inc	Other Common Stock	***	1,286
	Thermo Fisher Scientific Inc	Other Common Stock	***	881
	Tjx Companies Inc New	Other Common Stock	***	663
	Totalenergies Se Adr	Other Common Stock	***	3,487
	Trade Desk Inc	Other Common Stock	***	321
	United Parcel Service Inc Cl B	Other Common Stock	***	1,803
	Unitedhealth Group Inc	Other Common Stock	***	5,202
	Us Bancorp Del	Other Common Stock	***	1,275
	Verizon Communications Inc	Other Common Stock	***	319

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Vertex Pharmaceuticals Inc	Other Common Stock	***	$1,008
	Visa Inc Cl A	Other Common Stock	***	2,604
	Walmart Inc	Other Common Stock	***	2,532
	Wells Fargo & Co	Other Common Stock	***	3,230
	Western Digital Corp	Other Common Stock	***	1,098
	Weyerhaeuser Co	Other Common Stock	***	1,727
	Zimmer Biomet Hldgs Inc	Other Common Stock	***	2,235
	Total Interest in Other Common Stock			$209,132

	Becton Dickinson And Co 6.5% PC 06/01/2023	Preferred Stock	***	$206
	Elanco Animal Health Inc 5% PC 02/01/2023	Preferred Stock	***	13
	Total Interest in Preferred Stock			$219

	Investments at Fair Value			$4,531,525

*	Notes Receivable from Participants**	Loans		$75,733

	TOTAL			$4,607,258

*	Party-in-interest to the Plan.
**	Rates range from 3.75% to 10.25%; maturities vary by participant.
***	The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Quest Diagnostics Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 22, 2023

The Quest Diagnostics Profit Sharing Plan

By:	/s/ Cecilia K. McKenney
Cecilia K. McKenney
Senior Vice President, Chief Human Resources Officer and Member of the Benefits Administration Committee of Quest Diagnostics Clinical Laboratories, Inc.